Exhibit 99.1

Youdao Filed 2024 Annual Report on Form 20-F

Hangzhou, China – April 15, 2025 – Youdao, Inc. (“Youdao” or the “Company”) (NYSE: DAO), an AI-powered solutions provider specializing in artificial intelligence applications for the learning and advertising verticals, today announced that the Company had filed its annual report on Form 20-F for the full year ended December 31, 2024 with the U.S. Securities and Exchange Commission.

The annual report is available on the Company’s investor relations website at ir.youdao.com and on the SEC’s website at www.sec.gov. The Company will provide hard copies of the annual report, free of charge, to its shareholders and ADS holders upon written request. Requests should be directed to Investor Relations, Youdao, Inc., No. 399 Wangshang Road, Binjiang District, Hangzhou 310051, People’s Republic of China.

About Youdao, Inc.

Youdao, Inc. (NYSE: DAO) is strategically positioned as an AI-powered solutions provider specializing in artificial intelligence applications for the learning and advertising verticals. Youdao now mainly offers learning services, online marketing services and smart devices – all powered by cutting-edge technologies. Youdao was founded in 2006 as part of NetEase, Inc. (NASDAQ: NTES; HKEX: 9999), a leading internet technology company in China.

For more information, please visit: http://ir.youdao.com.

For investor and media inquiries, please contact:

In China:

Jeffrey Wang

Youdao, Inc.

Tel: +86-10-8255-8163 ext. 89980

E-mail: IR@rd.netease.com

Piacente Financial Communications

Helen Wu

Tel: +86-10-6508-0677

E-mail: youdao@thepiacentegroup.com

In the United States:

Piacente Financial Communications

Brandi Piacente

Tel: +1-212-481-2050

E-mail: youdao@thepiacentegroup.com